EXHIBIT 99.2

Colliers International Group Inc. Third Quarter 2018 Financial Results October 30, 2018

Forward - Looking Statements This presentation includes or may include forward - looking statements. Forward - looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward - looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign exchange rates in relation to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; disruptions or security failures in information technology systems; and political conditions or events, including elections, referenda, changes to international trade and immigration policies and any outbreak or escalation of terrorism or hostilities. Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended December 31, 2017 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this presentation are made as of the date hereof and are subject to change. All forward - looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward - looking statement, whether as a result of new information, future events or otherwise. Non - GAAP measures This presentation makes reference to the non - GAAP measures Adjusted EBITDA and Adjusted EPS. Please refer to Appendix for reconciliations to GAAP measures. 2

3 Third Quarter 2018 Results • Continued revenue and earnings growth, with significant contribution from new Investment Management platform • Quarterly revenues up 16% (17% in local currencies) with internal growth of 6% • Adjusted EPS of $0.92, up 39% from the prior year quarter • Closed Harrison Street acquisition in early July • Total of ten acquisitions completed so far this year, four acquisitions in the third quarter (Harrison Street (IM), Sadolin & Albæk (Denmark), Engels & Völkers Main - Taunus (Frankfurt) and Landmark Properties (Quebec) and divestiture of Finnish residential property management operations • 2018 results reflect the adoption of new US GAAP revenue recognition standard (immaterial impact to earnings). Existing European investment management business, previously reported in EMEA region, now included in new Investment Management segment. 2017 results have been restated for the impact of these items.

4 Third Quarter 2018 Results Summary (US$ millions, except per share amounts) (1) Local currency (“LC”) basis, excluding the effects of foreign currency exchange rate fluctuations Q3 2018 Q3 2017 YTD 2018 YTD 2017 % Change over Q3 2017 USD LC (1) Revenue 715 . 7 618.8 16% 17% Adjusted EBITDA 72 . 7 55.3 31% 33% Adjusted EBITDA Margin 10 . 2% 8.9% Adjusted EPS 0 . 92 0.66 39% GAAP Operating Earnings 42 . 0 34.5 22% GAAP Operating Earnings Margin 5 . 9% 5.6% GAAP EPS 0 . 41 0.16 156% % Change over YTD 2017 USD LC (1) Revenue 1 , 935 . 5 1,671.3 16% 14% Adjusted EBITDA 178 . 2 146.8 21% 20% Adjusted EBITDA Margin 9 . 2% 8.8% Adjusted EPS 2 . 32 1.79 30% GAAP Operating Earnings 103 . 3 88.5 17% GAAP Operating Earnings Margin 5 . 3% 5.3% GAAP EPS 1 . 13 0.48 135%

5 Third Quarter Consolidated Revenues (US$ millions) (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services. Q3 Revenues Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage 229.3 197.0 195.9 188.2 258.7 230 . 7 31.8 2 . 8 715 . 7 618 . 8 2 0 18 2 0 17 Investment Management % Change over Q3 2017 U S D L C To t a l 16% 17% Investment Management NM NM Outsourcing & Advisory 12% 15% Sales Brokerage 4% 6% Lease Brokerage 16% 17% Revenue Mix Q3 2018 Q3 2017 To t a l 100% 100% Investment Management 5% 1% Outsourcing & Advisory 36% 37% Sales Brokerage 27% 30% Lease Brokerage 32% 32%

6 (1) Q3 2018 GAAP Operating Earnings: $24.4M Americas, $9.4M EMEA, $16.2M Asia Pacific, $2.4M Investment Management (2) Q3 2017 GAAP Operating Earnings: $21.2M Americas, $6.1M EMEA, $14.1M Asia Pacific, ($0.0M) Investment Management Third Quarter Geographic Split (US$ millions) 58% 21% 21% 0% A m e r i c as 359.4 E MEA 128 . 1 Asia Pacific 128.1 Q3 2017 Revenues Investment M anage m ent 2 . 8 54% 19% 27% 0% A m e r i c as 30.8 E MEA 11.1 Asia Pacific 15.6 57% 20% 19% 4% A m e r i c as 404.6 E MEA 146 . 3 Asia Pacific 132.5 Q3 2018 Revenues Investment M anage m ent 31.8 43% 22% 23% 12% A m e r i c as 33.3 E MEA 17.3 Q3 2017 Adjusted EBITDA 2 Investment M anage m ent (0.0) Asia Pacific 17.8 Q3 2018 Adjusted EBITDA 1 Investment M anage m ent 9.6

127.5 359.4 115.4 115.1 101.9 162.0 142.1 Q3 2018 Q3 2017 7 (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services Americas (US$ millions) • Revenues up 14% in local currencies, with 9% from internal growth and 5% growth from recent acquisitions • Internal growth split evenly among service lines • Adjusted EBITDA up 8%, with margin impacted by geographic revenue mix within Brokerage operations Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage (2) GAAP Operating Earnings: Q3 2018 $24.4M at 6.0% margin ; Q3 2017 $21.2M at 5.9% margin 33 . 3 30 . 8 8.2% 8.6% Q3 2018 Q3 2017 Revenue Growth U S D 13% LC 14% Internal Growth (LC) 9% Revenue 404.6 Adjusted EBITDA 2 (Adjusted EBITDA Margin)

146 . 3 71.1 128.1 61.6 37.6 39.7 37.6 26.8 Q3 2018 Q3 2017 8 (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services Revenue EMEA (US$ millions) Adjusted EBITDA 2 (Adjusted EBITDA Margin) • Revenues up 15% in local currencies, with 13% growth from recent acquisitions and 2% from internal growth • Internal growth led by an increase in Lease Brokerage, largely offset by a decline in Sales Brokerage relative to heightened activity in the prior year • Adjusted EBITDA was $17.3 million with a margin of 11.8%, favourably impacted by recent acquisitions Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage Revenue Growth U S D 14% LC 15% Internal Growth (LC) 2% (2) GAAP Operating Earnings: Q3 2018 $9.4M at 6.4% margin ; Q3 2017 $6.1M at 4.8% margin 17 . 3 11.8% 11.1 8.7% Q3 2018 Q3 2017

59.6 53.3 43.2 46.5 29.7 28.2 132 . 5 128 . 1 Q3 2018 Q3 2017 9 (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services Asia Pacific (US$ millions) • Revenues up 8% in local currencies, with 3% growth from recent acquisitions and 5% from internal growth • Internal growth in LC led by an increase in Lease Brokerage and Outsourcing & Advisory • Adjusted EBITDA up 14% with margin improvement from operating leverage Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage (2) GAAP Operating Earnings: Q3 2018 $16.2M at 12.2% margin; Q3 2017 $14.1M at 11.0% margin USD LC Internal Growth (LC) Revenue Growth 3% 8% 5% Revenue Adjusted EBITDA 2 (Adjusted EBITDA Margin) 17 . 8 15 . 6 13.4% 12.2% Q3 2018 Q3 2017

31 . 8 2 .8 Q3 2018 Q3 2017 10 Investment Management (US$ millions) • New segment comprised of Harrison Street (acquired July 2018) and the existing European investment management business previously reported within the EMEA segment • $25.9 Billion of AUM, up 9% sequentially since beginning of quarter • Revenues and EBITDA impacted by Harrison Street acquisition (1) GAAP Operating Earnings: Q3 2018 $2.4M at 7.6% margin; Q3 2017 ($0.0M) at (1.2%) margin Revenue Adjusted EBITDA 1 (Adjusted EBITDA Margin) 9 .6 ( 0 . 0) 30.1% Q3 2018 Q3 2017

11 1 Includes business acquisitions, contingent acquisition consideration and purchase of non - controlling interests in subsidiaries. Capitalization & Capital Allocation (US$ millions) Highlights • Net debt / pro forma adjusted EBITDA leverage of 2.2x at September 30, 2018, down from pro forma leverage of 2.4x at the start of the quarter • Closed on Harrison Street and three other acquisitions in the quarter • Anticipated capital expenditures of approximately $35 - $37 million in 2018 driven by investments in office space and IT systems/software Capital Expenditures Acquisition Spend (1) 9 Months Ended September 30, 2018 September 30, 2017 $ 21 . 6 $ 28 . 9 $ 590 . 7 $ 97 . 8 3 Months Ended $ 114 . 7 820 . 5 $ 705 . 8 334 . 9 343 . 6 $ 1 , 384 . 3 2 .2 September 30, 2018 December 31, 2017 September 30, 2017 Cash $ 108 . 5 $ 109 . 8 Total Debt 249 . 9 371 . 9 Net Debt $ 141 . 4 $ 262 . 1 Redeemable non - controlling interests 145 . 5 140 . 2 Shareholders' equity 303 . 0 265 . 7 Total capitalization Net debt / pro forma adjusted EBITDA $ 589 . 9 0 .6 $ 668 . 0 1 .1 Capital Expenditures September 30, 2018 $ 7.6 September 30, 2017 $ 8.4 Acquisition Spend (1) $ 483.9 $ 12.5

12 Looking Ahead 2018 Consolidated full year outlook • Predicated on stable market conditions, including modest economic growth and increases to interest rates • Mid - single digit internal revenue growth plus ~10% growth from acquisitions, including Harrison Street • Adjusted EBITDA margin improvement of 100 - 120 bps, including acquisitions • Consolidated income tax rate of 29% - 31% • Consolidated NCI share of earnings of 15 - 18% • 25% - 30% adjusted EPS growth on full year basis

Appendix Reconciliation of non - GAAP measures

14 Appendix Reconciliation of GAAP earnings to adjusted EBITDA (US$ thousands) $ $ 20 , 362 10 , 941 (332) 3,487 53 , 119 28 , 068 ( 2 , 368) 9,708 34 , 458 12 , 976 6 , 149 760 939 88 , 527 39 , 384 13 , 666 1 , 803 3 , 411 Net earnings Income tax Other income, net Interest expense, net Operating earnings Depreciation and amortization Acquisition - related items Restructuring costs Stock - based compensation expense Adjusted EBITDA $ 55 , 282 $ 146 , 791 Three months ended September 30, 2018 September 30, 2017 Nine months ended September 30, 2018 September 30, 2017 $ 25 , 384 10 , 257 (581) 6 , 896 41 , 956 23 , 161 6 , 271 - 1 , 277 $ 72,665 $ 62,727 27,832 (1,041) 13,753 103 , 271 55 , 303 14 , 265 416 4 , 978 $ 178,233

15 App e nd ix Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share Three months ended Nine months ended (US$ thousands) September 30, 2018 September 30, 2017 September 30, 2018 September 30, 2017 Net earnings $ 25,384 $ 20 , 362 $ 62 , 727 $ 53 , 119 Non - controlling interest share of earnings ( 4 , 073) ( 5 , 462) ( 8 , 290) ( 12 , 755) Amortization of intangible assets 15 , 255 6 , 183 32 , 624 20 , 148 Acquisition - related items 6 , 271 6 , 149 14 , 265 13 , 666 Restructuring costs - 760 416 1 , 803 Stock - based compensation expense 1 , 277 939 4 , 978 3 , 411 Income tax on adjustments ( 5 , 440) ( 2 , 057) ( 10 , 413) ( 6 , 523) Non - controlling interest on adjustments ( 1 , 929) ( 1 , 048) ( 3 , 979) ( 2 , 777) Adjusted net earnings $ 36,745 $ 25 , 826 $ 92 , 328 $ 70 , 092 Three months ended Nine months ended (US$) September 30, 2018 September 30, 2017 September 30, 2018 September 30, 2017 Diluted net earnings per common share $ 0.41 $ 0 . 16 $ 1 . 13 $ 0 . 48 Non - controlling interest redemption increment 0 . 13 0 . 22 0 . 24 0 . 55 Amortization of intangible assets, net of tax 0 . 23 0 . 10 0 . 52 0 . 32 Acquisition - related items 0 . 12 0 . 14 0 . 30 0 . 31 Restructuring costs, net of tax - 0 . 02 0 . 01 0 . 04 Stock - based compensation expense, net of tax 0 . 03 0 . 02 0 . 12 0 . 09 Adjusted EPS $ 0.92 $ 0 . 66 $ 2 . 32 $ 1 . 79